UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pansoft Company Limited
(Name of Issuer)

Common Stock, par value $0.0059
    (Title of Class of Securities)

G6891W101
                   (CUSIP Number)

December 31, 2008
                     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☐  Rule 13d-1(b)

 ☐  Rule 13d-1(c)

    ☑  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6891W101

1	NAMES OF REPORTING PERSONS Timesway Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	British Virgin Islands

	5	SOLE VOTING POWER
NUMBER OF		3,620,495
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		3,620,495
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,620,495

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	66.57% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	CO

CUSIP No.	G6891W101

1	NAMES OF REPORTING PERSONS Hu Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	The People's Republic of China

	5	SOLE VOTING POWER
NUMBER OF		3,620,495
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		3,620,495
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,620,495

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	66.57% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

(1)
This percentage assumes 5,438,232 shares of the Issuer's common stock outstanding, as of September 30, 2008, as reported in the Issuer's most recent Quarterly Report filed on Form 10-Q on November 14, 2008.

(2)   Mr. Hu Wang serves as the Chairman and Director of Timesway and personally owns approximately 17.5% common sharesof Timesway.

As Director of Timesway, Mr. Wang may be deemed to have beneficial ownership of shares of common stock of the Issuer beneficially owned by Timesway.  Mr. Wang hereby disclaims beneficial ownership of such securities.

Item 1(a)	Name of Issuer.

Pansoft Company Limited

Item 1(b)	Address of Issuer's Principal Executive Offices.

3/F Qilu Software Park Building, Jinan Hi-Tech Zone
Jinan, Shandong,
People's Republic of China 250101

Item 2(a)	Name of Person Filing.

Timesway Group Limited and Hu Wang. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons".

Item 2(b)	Address of Principal Business Office.

Timesway Group Limited
Sea Meadow House Blackburne Highway, P.O. Box 116
Road Town, British Virgin Islands
A British Virgin Islands Corporation

Hu Wang
3/F Qilu Software Park Building, Jinan Hi-Tech Zone
            Jinan, Shandong,
People's Republic of China 250101

Item 2(c)	Place of Organization.

Timesway Group Limited is a limited company organized under the laws of the British Virgin Islands.

Hu Wang is a citizen of the People's Republic of China.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.0059 (the "Common Stock")

Item 2(e)	CUSIP Number.

G6891W101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership .

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

    The Reporting Person beneficially owns 3,620,495 shares of common stock of the Issuer.

    Mr. Hu Wang serves as the Chairman and Director of Timesway and personally owns approximately 17.5% common sharesof Timesway.

    Mr. Guoqiang Lin serves as Director of Timesway and personally owns approximately 17.5% common shares of Timesway.

          As Directors of Timesway, Mr. Wang and Mr. Lin may be deemed to have beneficial ownership of shares of common stock of the Issuer beneficially owned by Timesway.  Each of Mr. Wang and Mr. Lin. hereby disclaims beneficial ownership of such securities.

(b)	Percent of Class:

    66.57% (assuming 5,438,232 shares of the Issuer's common stock outstanding, as of September 30, 2008, as reported in the Issuer's most recent Quarterly Report filed on Form 10-Q on November 14, 2008)

(d)	Number of shares as to which such person has:

                 (i)        Sole power to vote or to direct the vote:

                             3,620,495 shares of common stock

                (ii)        Shared power to vote or to direct the vote:

                             0 share of common stock

                (iii)       Sole power to dispose or to direct the disposition of:

                             3,620,495 shares of common stock

                (iv)       Shared power to dispose or to direct the disposition of:

                             0 share of common stock

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

Timesway Group Limited
By:	/s/ Hu Wang
	Name:	Hu Wang
	Title:	Chairman

By:	/s/ Hu Wang
Hu Wang